SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                               Frank C. Cappadora
             3100 Warehime Road, Manchester, MD 21102 (410) 239-8500
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                January 27, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

CUSIP No. 053650107                                            Page 2 of 6 Pages
          ---------

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1    NAME OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON
          FRANK C. CAPPADORA
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)   [ ]
                                                                     (b)   [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
          N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
     Number of            7       SOLE VOTING POWER
      Shares                           85,500
                    ------------------------------------------------------------
   Beneficially           8       SHARED VOTING POWER
     Owned by
                    ------------------------------------------------------------
       Each               9       SOLE DISPOSITIVE POWER
     Reporting                         85,500
                    ------------------------------------------------------------
      Person             10       SHARED DISPOSITIVE POWER
       With
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          85,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 100 West Clarendon Avenue, Suite 2300, Phoenix, Arizona 85013.

Item 2.  Identity and Background.

         This statement is being filed by:

         (a) Frank C. Cappadora.

         (b) Filing person's address:  3100 Warehime Road, Manchester, MD  21102

         (c) Mr. Cappadora is the former President and Chief Executive Officer of the Issuer and was designated to such positions in connection with the management service agreement between the Issuer and National Health Enterprises, Inc., a Maryland corporation ("NHE"). NHE has entered into a Management Agreement and certain related agreements, each dated March 18, 1993, with the Issuer pursuant to which NHE will manage substantially all of the Issuer's business activities, subject to certain limitations and the direction of the Issuer's board of directors. Mr. Cappadora has ceased performing any services for the Company or NHE. Mr. Cappadora currently is self-employed.

         (d) During the last five years, the filing person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Cappadora is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All Issuer common shares reported herein are beneficially owned by Mr. Cappadora because he holds stock purchase options related to his prior employment with the Issuer. No funds were expended in connection with the acquisition of the options.

                                Page 3 of 6 Pages

Item 4.  Purpose of Transaction.

         The reduction of shares beneficially owned by the reporting person was due to the automatic rescission of options upon the cessation of performance of substantial services on behalf of the Issuer.

         The options discussed in Item 5 were acquired for investment. The options were originally issued by the Issuer to National Health Enterprises, Inc. ("NHE") in connection with the retention by the Issuer of NHE to perform management services for the Issuer pursuant to a management contract (the "Management Agreement"). To that extent, the acquisition of the options relates to a change in the management of the Issuer. The options were transferred to Mr. Cappadora in March 1993. The options were unvested at the time of such transfer.

         All of the Issuer's shares held by Mr. Cappadora are held for investment purposes only. Except as described above and that Mr. Cappadora is the former President and Chief Executive Officer of the Issuer, he has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire additional shares of Common Stock or securities convertible into Common Stock. At present, Mr. Cappadora contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Item 5.  Interest In Securities of the Issuer.

         (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Cappadora is 85,500 and 2.0%, respectively. All such shares are deemed to be beneficially owned by Mr. Cappadora pursuant to Rule 13d-3 because the shares underlie presently exercisable stock purchase options owned by Mr. Cappadora.

         (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

         (c) Mr. Cappadora effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

                  (i) Mr. Cappadora's 400,000 fully vested stock purchase options, which were originally granted to NHE from the Issuer, automatically reverted back to NHE by their terms on January 27, 1997 due to Mr. Cappadora's cessation of performance of substantial services on behalf of the Issuer. The options were originally granted at an exercise price of $0.48 per share.

         (d) Not applicable.

         (e) Mr. Cappadora ceased to be the beneficial owner of more than five percent of the Common Stock of the Company as of January 27, 1997.

                                Page 4 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The shares reported herein are beneficially owned by virtue of fully vested stock purchase options. There are no other contracts, arrangements, understandings, or relationships among Mr. Cappadora and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1. Management Agreement dated March 18, 1993 between the Company and NHE.*

         2. Stock Option Grant to NHE dated March 18, 1993 relating to options for the purchase of 4,400,000 shares of the Company's Common Stock.*

         3. Registration Rights Agreement dated March 18, 1993 among NHE, Mr. Blum, and Alan S. Cohn.*

         4. Option Transfer Document dated March 31, 1993**


         * Incorporated by reference from Schedule 13D dated March 18, 1993 filed by NHE and Mr. and Mrs. Kenneth L. Blum, Jr.

         ** Incorporated by reference from Schedule 13D dated December 5, 1994 filed by Mr. Frank C. Cappadora.

                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Aug 15,          , 1997
-------------------

                                                     /s/ Frank C. Cappadora
                                                 -------------------------------
                                                     FRANK C. CAPPADORA

                                Page 6 of 6 Pages